UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2) *****

Ark Restaurants Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

040712101
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ **Rule 13d-1(b)**
☒ **Rule 13d-1(c)**
☐ **Rule 13d-1(d)**

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	**NAME OF REPORTING PERSONAL** **S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON** Kirkwood Capital, LP

2	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*** (a) ☐ (b) ☒

3	**SEC USE ONLY**

4	**CITIZENSHIP OR PLACE OF ORGANIZATION** New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	**SOLE VOTING POWER** 0
	6	**SHARED VOTING POWER** 259,987
	7	**SOLE DISPOSITIVE POWER** 0
	8	**SHARED DISPOSITIVE POWER** 259,987

9	**AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 259,987

10	**CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*** N/A

11	**PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 7.67%

12	**TYPE OF REPORTING PERSON*** PN

*SEE INSTRUCTION BEFORE FILLING OUT!

1	**NAME OF REPORTING PERSONAL** **S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON** Kirkwood Capital, LLC		
2	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP***		(a) ☐
			(b) ☒
3	**SEC USE ONLY**		
4	**CITIZENSHIP OR PLACE OF ORGANIZATION** Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	**SOLE VOTING POWER** 0	
	6	**SHARED VOTING POWER** 259,987	
	7	**SOLE DISPOSITIVE POWER** 0	
	8	**SHARED DISPOSITIVE POWER** 259,987	
9	**AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 259,987		
10	**CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*** N/A		
11	**PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 7.67%		
12	**TYPE OF REPORTING PERSON*** OO		

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 040712101	13G	Page 4 of 7 Pages

1	**NAME OF REPORTING PERSONAL** **S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON** David Rabinowitz	
2	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP***	(a) ☐ (b) ☒
3	**SEC USE ONLY**	
4	**CITIZENSHIP OR PLACE OF ORGANIZATION** United States	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	5	**SOLE VOTING POWER** 0
	6	**SHARED VOTING POWER** 259,987
	7	**SOLE DISPOSITIVE POWER** 0
	8	**SHARED DISPOSITIVE POWER** 259,987

9	**AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 259,987
10	**CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*** N/A
11	**PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 7.67%
12	**TYPE OF REPORTING PERSON*** IN

*SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13G (this "Amendment No. 2 to Schedule 13G") is being filed with respect to the Common Stock, par value $0.01 per share, of Ark Restaurants Corp., a New York corporation (the "Company"), to amend the Schedule 13G filed on September 4, 2003 (the "Schedule 13G"), as amended by Amendment No. 1 to Schedule 13G filed on February 13, 2004 ("Amendment No. 1 and together with the Schedule 13G, the "Amended Schedule 13G"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended Schedule 13G

Item 4: Ownership:

Item 4 of the Amended Schedule 13G is hereby amended by its deletion in the entirety and its replacement with the following:

The percentages used herein and in the rest of this Amendment No. 2 to Schedule 13G are calculated based upon a total 3,391,299 shares of Common Stock issued and outstanding as of December 16, 2004, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2004.

A.   The Partnership.

The Partnership may be deemed to share beneficial ownership over its holdings with its General Partner and Mr. Rabinowitz. The Partnership's holdings are as follows:

(a)   Amount beneficially owned: 259,987

(b)   Percent of class: 7.67%

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

(ii)   Shared power to vote or direct the vote: 259,987

(iii)   Sole power to dispose or direct the disposition: 0

(iv)   Shared power to dispose or direct the disposition: 259,987

B.   The General Partner.

The General Partner may be deemed to share beneficial ownership over its holdings with Mr. Rabinowitz and the Partnership. The General Partner's holdings are as follows:

(a)   Amount beneficially owned: 259,987

(b)   Percent of class: 7.67%

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

        (ii)   Shared power to vote or direct the vote: 259,987

        (iii)   Sole power to dispose or direct the disposition: 0

        (iv)   Shared power to dispose or direct the disposition: 259,987

C.   <u>Mr. Rabinowitz</u>.

Mr. Rabinowitz may be deemed to share beneficial ownership over certain of his holdings with the General Partner and the Partnership. Mr. Rabinowitz's holdings are as follows:

        (a)   Amount beneficially owned: 259,987

        (b)   Percent of class: 7.67%

        (c)   Number of shares as to which such person has:

        (i)   Sole power to vote or direct the vote: 0

        (ii)   Shared power to vote or direct the vote: 259,987

        (iii)   Sole power to dispose or direct the disposition: 0

        (iv)   Shared power to dispose or direct the disposition: 259,987

Item 10: <u>Certification</u>:

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

                            KIRKWOOD CAPITAL, LP

                            By: Kirkwood Capital, LLC,
                                       its General Partner

                            By: /s/ David Rabinowitz
                                       Name: David Rabinowitz
                                       Title: Managing Member

                            KIRKWOOD CAPITAL, LLC

                            By: /s/ David Rabinowitz
                                       Name: David Rabinowitz
                                       Title: Managing Member

                            /s/ David Rabinowitz
                            David Rabinowitz

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO
SCHEDULE 13G WITH RESPECT TO
ARK RESTAURANTS CORP.]

40847452.1